July 22, 2015

NOTICE RE ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS OF BURCON NUTRASCIENCE CORPORATION

NOTICE-AND-ACCESS

Burcon NutraScience Corporation (the "Issuer," "us" or "we") will be holding its annual and special meeting (the "Meeting") of shareholders on Thursday, September 3, 2015 at 10:00 a.m. in the Strategy Room, Room 320 at The Morris J. Wosk Centre for Dialogue, 580 West Hastings Street, Vancouver, British Columbia,V6B 1L6 Canada. A notice of meeting and management information circular dated July 22, 2015 in respect of the Meeting (the "Notice of Meeting" and the "Circular") and the annual financial statements for the year ended March 31, 2015, along with the related management discussion & analysis (the "Financial Statements and MD&A") have been posted at www.burcon.ca and on the Issuer's profile on www.SEDAR.com.

The Meeting is being held to consider the matters in the Voting Instruction Form or Form of Proxy accompanying this Notice.

These matters are set out in detail under the headings "Election of Directors" on page 5, "Appointment of Auditors" on page 11 and “Approval of Warrants Issued to ITC, E-Concept Ltd. and I-Global Ltd.” on page 11 of the Circular.

You may vote in the manner indicated in the enclosed Voting Instruction Form or Form of Proxy, which includes voting via internet or telephone, or by completing and returning the enclosed Voting Instruction Form or Form of Proxy to Computershare Investor Services Inc. at the specified address not less than 48 hours (exclusive of non-business days) before the Meeting, or any adjournment or postponement of the Meeting, in order for your shares to be voted at the Meeting.

PLEASE REVIEW THE CIRCULAR PRIOR TO VOTING.

In lieu of mailing the Notice of Meeting and Circular and our Financial Statements and MD&A, we are using notice-and-access to provide an electronic copy of these documents to registered holders and beneficial owners of the Issuer’s common shares by posting them on the websites noted above. Registered holders and beneficial owners who have previously provided standing instructions will receive a paper copy of the Notice of Meeting, Circular, Financial Statements and MD&A.

If you wish to obtain a paper copy of these documents or for more information regarding notice-and-access you may call us toll free at 1-800-408-7960 from Canada or the United States or 604-408-7960 if you are calling from another country. You must call to request a paper copy by August 14, 2015 in order to receive a paper copy prior to 10:00 a.m. (Vancouver time) on September 1, 2015, which is the deadline for the submission of your voting instructions or form of proxy.